TAL Education Group

18/F, Hesheng Building

32 Zhongguancun Avenue, Haidian District

Beijing 100080

People’s Republic of China

June 7, 2013

VIA EDGAR

Chris White

Accounting Group — Interpretations

Office of the Chief Accountant

Securities and Exchange Commission

100F Street, NE: Mail Stop 6028

Washington, D.C. 20549-6628

With a copy to:

Larry Spirgel, Assistant Director

Carlos Pacho, Senior Assistant Chief Accountant

Christine Adams, Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TAL Education Group (the “Company”)
Form 20-F for the Fiscal Year Ended February 29, 2012 (the “2012 Form 20-F”)
Filed On June 27, 2012 (File No. 001-34900)

Dear Sirs and Madams:

This letter sets forth the Company’s responses to the questions raised by the staff of the Securities and Exchange Commission (the “Staff”) on the conference call (the “Conference Call”) on June 5, 2013 regarding the 2012 Form 20-F.  The Staff’s questions are repeated below and are followed by the Company’s responses thereto.  All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2012 Form 20-F.

Question 1:

We note that your board of directors consists of four directors. Please tell us whether, in the case of a deadlock of the board of directors on VIE-related issues, Mr. Bangxin Zhang would have a second vote.

The Company respectfully advises the Staff that pursuant to Article 106 of the Fourth Amended and Restated Memorandum and Articles of Association (the “Articles”) of the Company, currently in effect, “[I]n the case of an equality of votes (of the Company’s board of directors), the Chairman shall have a second or casting vote.”  No provision in the Articles limits this right to particular circumstances, thus Mr. Bangxin Zhang, as the Chairman of the Company, will have a second vote in all situations when the Board has an equality of votes, including on VIE-related matters.

However, as explained in detail in the Company’s response to the Staff’s comment No. 15 included in the Company’s letter filed on April 15, 2013, any director of the Company owes a fiduciary duty to the Company.  Mr. Bangxin Zhang as well as other independent directors, when acting in their capacity as the directors of the Company’s board of directors (the “Board”), have a duty according to Cayman Islands law to act in the best interest of the Company in making any decisions on the Company’s issues, including issues regarding the Company’s actions vis-à-vis the VIEs or the VIE shareholders.  Should Mr. Bangxin Zhang breach his fiduciary duties, the Company may bring legal actions against Mr. Bangxin Zhang under Cayman Islands law, and he may be held personally liable to the Company in damages (the measure of such damages being either the loss suffered by the Company or the improper profit made by the director).  Other remedies may also be available, such as an injunction against a director proposing to take an improper action, or the restoration of company property in the hand of the directors.  For example, in the Cayman Islands case of Pedro Developments Ltd. v. Zuiderent and Spotts Development Ltd., a director who had misappropriated and misapplied company funds was found to have breached his duty to act honestly and in good faith in the interests of the company and for a proper purpose, and was ordered to pay the misappropriated and misapplied amounts to the company.  Similarly, in Argentine Holdings (Cayman) Limited v Buenos Aires Hotel Corp. S.A., another Cayman Islands case, the court set aside as void certain transfers of company assets for no consideration, where the directors had failed to act bona fide in the best interest of the company and for a proper purpose.  Apart from these repercussions under the Cayman Islands law, as the Company is a U.S. public company, if the director’s breach of fiduciary duty also gives rise to violations under the U.S. securities law, the director may be banned from serving as a director or officer of a public company in the future and suffer reputational damages.

Also, as communicated in the Conference Call, Mr. Bangxin Zhang, being one of the four members who are currently serving on the Board of the Company, cannot alone make the decisions of the Board.  In all cases, he requires the support of at least one additional independent director.  As explained in the Company’s response to the Staff’s comment No. 16 included in the Company’s letter filed on April 15, 2013, the Company’s Board currently consists of Mr. Bangxin Zhang and three other independent directors.  Any questions arising at board meetings are decided by at least a majority of votes, with each director being entitled to one vote.  Although, Mr. Bangxin Zhang, as the Chairman of the Board, has a second vote in case of any equality of votes of the Board, it is impossible for him to pass resolutions of the Board by himself.

Question 2:

Please tell us if the Company initiates a lawsuit against Mr. Bangxin Zhang, whether the board of directors or the audit committee of the Company will be the body that makes decisions relating to the lawsuit.  Does the board of directors have the power to decide issues related to such lawsuit? Please also explain whether Mr. Bangxin Zhang will have the right to vote.

The Company respectfully responds that as advised by its Cayman Islands counsel and explained in further details below, should the Company initiate a lawsuit against Mr. Bangxin Zhang, it will be the best practice for the Company’s Board to authorize a committee comprised of non-interested directors, which may be the Company’s audit committee or a special committee formed for this purpose, to decide issues related to the lawsuit.

As explained in detail in the Company’s response to the Staff’s comment No. 15 included in the Company’s letter filed on April 15, 2013, any director of the Company owes a fiduciary duty to the Company under Cayman Islands law, which requires him or her to act in the best interest of the Company.  The Company’s Code of Business Conduct and Ethics (the “Ethics Code”) requires the Company’s directors and officers to avoid any action, position or interest that conflicts with the interests of the Company or gives the appearance of a conflict.  If the Company takes any legal action against Mr. Bangxin Zhang, a conflict of interest will arise between Mr. Bangxin Zhang’s personal interests and his role as the Chairman and the Chief Executive Officer of the Company.  In that case, the best practice to eliminate such conflict of interest is to either delegate the Board’s power in deciding issues related to the legal action to the Company’s audit committee, which is comprised of three independent directors, or form a special committee consisting of disinterested directors to make decisions on issues related to the legal action.  Pursuant to Article 95 of the Company’s Articles, the directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit through resolutions of the Board.  Mr. Bangxin Zhang, being the Chairman of the Company, would have the right to vote when the Board determines whether to delegate its powers to committees, such as the power in relation to the legal action against him.  However, being one of the four members who are currently serving on the Board of the Company, he cannot alone block the decision of the Board to delegate such power to the audit committee or a special committee.  In all cases, he requires the support of at least one additional independent director in order to prevent the Board from delegating such power to committees.  After the Board delegates its power in relation to such legal action to the audit committee or a special committee, Mr. Bangxin Zhang will have no say in deciding issues related to the legal action; hence, he will be able to discharge his fiduciary duties and ensure compliance with the Ethics Code.

Furthermore, even if the Board does not delegate such matters to be decided by a committee comprised of entirely disinterested directors and the issues related to the legal action are brought for the Board’s consideration, it is impossible for Mr. Bangxin Zhang alone to make the decision of the Board on such issues.  In all cases, he would need the support of at least one additional independent director.  Pursuant to Article 109 of the Company’s Articles, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein after he declares the nature of his interest at a meeting of the directors.  Accordingly, the possibility that Mr. Bangxin Zhang may vote on issues related to a legal action against him cannot be ruled out.  However, given that the Company’s Board is comprised of Mr. Bangxin Zhang and three independent directors, it is impossible for Mr. Bangxin Zhang to make the decision of the Board by himself.

Question 3:

Please describe the fiduciary duties, if any, under PRC law that the directors of a VIE have towards the VIE and its shareholders.  Please also explain whether such fiduciary duties would be in conflict with the fiduciary duties they owe to the Company in their capacity as the directors or officers of the Company, if applicable.

The Company respectfully advises the Staff that each of the boards of directors of the Company’s VIEs is comprised of one or three members.  Messrs. Bangxin Zhang, Yachao Liu and Baorong Fan are currently serving both on the boards of Beijing Xueersi Education Technology Co., Ltd. and Beijing Xueersi Network Technology Co., Ltd., and Mr. Yachao Liu is currently serving as the sole director of Beijing Dongfangrenli Science & Commerce Co., Ltd.  All the directors of the Company’s VIEs owe fiduciary duties to the respective VIEs under PRC law.  Pursuant to Article 148 of the PRC Company Law, directors of a company owe a duty of diligence and a duty of loyalty towards the company.  As further elaborated in Article 149 of the PRC Company Law, directors should refrain from, among other things, competing with the company, usurping company opportunities and using their position for advancing their own personal interests without obtaining prior consent from the shareholders of such company.

Among the VIEs’ directors, Mr. Bangxin Zhang and Mr. Yachao Liu also owe fiduciary duties to the Company in their capacity as the director or the officers of the Company.  As advised by the Company’s PRC counsel, the fiduciary duties owed to the VIEs by Mr. Bangxin Zhang and Mr. Yachao Liu are not in conflict with their fiduciary duties owed to the Company.  TAL Education Technology (Beijing) Co., Ltd. (“TAL Beijing”), the Company’s wholly owned subsidiary, has entered into a series of contractual agreements with the VIEs and their respective nominee shareholders, subsidiaries and schools.  As explained in detail in the VIE Analysis Memo attached to the Company’s response letter filed on May 6, 2013, these contractual agreements include the Exclusive Business Cooperation Agreement, Call Option Agreement, Equity Pledge Agreement, Letter of Undertaking, Irrevocable Powers of Attorney and Spousal Consent Letter (collectively, the “VIE agreements”).  Entering into these contractual arrangements was an informed decision made by each and all of the shareholders of the VIEs.  To cause the VIEs to comply with and fulfill their obligations under such VIE agreements is the way for the VIEs’ directors to honor the decisions made by all of the VIEs’ shareholders and therefore meet their fiduciary responsibilities as directors of the VIE.  As explained in the VIE Analysis Memo attached to the Company’s response letter filed on May 6, 2013, the VIE agreements enable the Company (through TAL Beijing) to direct the activities of the VIEs and their subsidiaries and schools (collectively “Affiliated Entities”) that most significantly impact the Affiliated Entities’ economic performance and to receive substantially all the benefits from the Affiliated Entities; hence, the implementation of the VIE agreements is also for the interests of the Company, and thus in line with the fiduciary duties of the Company’s directors and officers.  Therefore, there is symmetry in the fiduciary responsibility between the VIEs’ directors and the Company’s directors and officers.

* * *

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4850.

Very truly yours,

/s/ Joseph D. Kauffman
Joseph D. Kauffman
Chief Financial Officer

cc:

Bangxin Zhang, Chairman and Chief Executive Officer, TAL Education Group

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yan Wang, Deloitte Touche Tohmatsu Certified Public Accountants LLP